Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

TELEPHONE: +1-212-455-2000

FACSIMILE: +1-212-455-2502

December 11, 2023

VIA EDGAR

Re:	Starwood Credit Real Estate Income Trust
Post-Effective Amendment No. 1 to Form 10-12G
Filed October 31, 2023
File No. 000-56577

Ms. Pearlyne Paulemon

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ladies and Gentlemen:

On behalf of Starwood Credit Real Estate Income Trust (the “Company”) and to facilitate the review of the above referenced registration statement on Form 10-12G (the “Registration Statement”), we are providing the following response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated November 27, 2023 (the “Comment Letter”).

The Company hereby undertakes to supplement the relevant risk factor in its Annual Report on Form 10-K for the year ended December 31, 2023 in response to the Staff’s Comment Letter.

Form 10-12G/A filed October 31, 2023

General

1. We note your response to the staff’s comments about the company’s status as an investment company as defined in sections 3(a)(1)(A) and 3(a)(1)(C) of the Investment Company Act of 1940, as amended (“Investment Company Act”). Please supplement your risk factor disclosure to add discussion about the company’s intention to rely on section 3(c)(6) of the Investment Company Act and the company’s subsidiaries’ intention to rely on section 3(c)(5) of the Investment Company Act.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission	- 2 -	December 11, 2023

In response to the Staff’s comment, the Company intends to revise its risk factor disclosure to add discussion about the company’s intention to rely on section 3(c)(6) of the Investment Company Act and the company’s subsidiaries’ intention to rely on section 3(c)(5) of the Investment Company Act:

Your investment return may be reduced as a consequence of the actions we intend to take to avoid registering as an investment company under the Investment Company Act or if we are required to register as an investment company under the Investment Company Act.

We currently conduct, and intend to continue to conduct, our operations so that neither we nor our subsidiaries ~~are~~ would be investment companies under the Investment Company Act. However, there can be no assurance that we and our subsidiaries will be able to successfully avoid registering as an investment company. See “Item 1 Business—Operating and Regulatory Structure—Investment Company Act Considerations.”

~~A change in the value of any of our assets could negatively affect our ability to maintain our exemption from regulation under the Investment Company Act. To maintain compliance with the applicable exemption under the Investment Company Act, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. In addition, we may have to acquire additional assets that we might not otherwise have acquired or may have to forego opportunities to acquire assets that we would otherwise want to acquire and would be important to our investment strategy.~~

We presently intend to conduct our business primarily through our wholly owned subsidiaries. Thus, we believe we are not an investment company under Section 3(a)(1)(A) of the Investment Company Act because we do not engage primarily or hold our self out as being engaged primarily in the business of investing, reinvesting or trading in securities; rather, we will be primarily engaged in the business of owning and operating our subsidiaries. Similarly, we intend to conduct our operations so that we do not come within the definition of an investment company under Section 3(a)(1)(C) of the Investment Company Act because more than 60% of our assets, exclusive of cash and U.S. government securities, will consist of ownership interests in wholly owned subsidiaries that are not themselves investment companies and are not relying on the exceptions from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We expect that the majority of our business will be conducted through our primary subsidiary, SCREDIT Real Estate Capital, LLC (“Real Estate Capital”). Real Estate Capital will not be deemed an investment company because it will be able to rely on Section 3(c)(6) of the Investment Company Act. Real Estate Capital will in turn primarily engage in the origination, acquisition, financing of a portfolio of primarily commercial real estate debt investments through subsidiaries of its own, the majority of which will be able to individually rely upon Section 3(c)(5)(C). Accordingly, because we will own 100% of the outstanding voting securities of Real Estate Capital, we believe that we will not be deemed an investment company under Section 3(a)(1)(A) or 3(a)(1)(C) of the Investment Company Act so long as Real Estate Capital is able to maintain its exemption under Section 3(c)(6). Additionally, if the Company in the future directly invests in real-estate related debt securities rather than indirectly through our subsidiaries, we may also rely on Section 3(c)(6) of the Investment Company Act.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission	- 3 -	December 11, 2023

Section 3(c)(6) of the Investment Company Act excepts from the definition of investment company any company primarily engaged, directly or through majority-owned subsidiaries, in one or more of the businesses described in paragraphs (3), (4) and (5) of Section 3(c), or in one or more such businesses (from which not less than 25% of such company’s gross income during its last fiscal year was derived) together with an additional business or businesses other than investing, reinvesting, owning, holding or trading in securities. In the context of a parent company conducting its business through its majority owned subsidiaries relying upon the Section 3(c)(5)(C) exclusion, we interpret the “primarily engaged” element of the 3(c)(6) exclusion to mean that more than 55% of the parents assets by value are deployed into subsidiaries that can rely on Section 3(c)(5)(C).

Section 3(c)(5)(C) is available for entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” This exception generally requires that, for purposes of Section 3(c)(5)(C), at least 55% of a portfolio must be comprised of “Qualifying Interests” and at least 80% of its portfolio must be comprised of Qualifying Interests and “Real Estate-related Interests” (and no more than 20% comprised of non-qualifying or non-real estate-related assets).

As a consequence of our subsidiaries seeking to maintain compliance with Sections 3(c)(6) or Section 3(c)(5)(C) of the Investment Company Act on an ongoing basis, our subsidiaries may be restricted from making certain investments or may structure investments in a manner that would be less advantageous to us than would be the case in the absence of such requirements. In particular, a change in the value of any of our assets could negatively affect our ability to maintain an exclusion from registration under the Investment Company Act and cause the need for a restructuring of our investment portfolio.

For example, these restrictions may limit our subsidiaries’ ability to invest directly in mortgage-backed securities that represent less than the entire ownership in a pool of senior loans, debt and equity tranches of securitizations and certain asset-backed securities, non-controlling equity interests in real estate companies or in assets not related to real estate. We and our subsidiaries may, however, invest in such securities to a certain extent so long as we maintain compliance with the applicable tests.

In addition, seeking to maintain an exclusion from registration under the Investment Company Act may cause us and/or our subsidiaries to acquire or hold additional assets that we might not otherwise have acquired or held or dispose of investments that we and/or our subsidiaries might not have otherwise disposed of, which could result in higher costs or lower proceeds to us than we would have paid or received if we were not seeking to comply with such requirements. Thus, maintaining an exclusion from registration under the Investment Company Act may hinder our ability to operate solely on the basis of maximizing profits.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission	- 4 -	December 11, 2023

We assess our subsidiaries’ compliance with Section 3(c)(5)(C) by reference to SEC staff no-action positions and other guidance. No-action positions are based on specific factual situations that may be substantially different from the factual situations our subsidiaries may face, and a number of the no-action positions relevant to our business were issued more than twenty years ago. There may be no guidance from the SEC staff that applies directly to our factual situations and as a result we may have to apply SEC staff guidance that relates to other factual situations by analogy. No assurance can be given that the SEC or its staff will concur with our classification of our assets. In addition, the SEC or its staff may, in the future, issue further guidance that may require us to re-classify our assets for purposes of the Investment Company Act, including for purposes of our subsidiaries’ compliance with the exclusion provided in Section 3(c)(5)(C) of the Investment Company Act. There is no guarantee that we will be able to adjust our assets in the manner required to maintain an exclusion from registration under the Investment Company Act and any adjustment in our strategy or assets could have a material adverse effect on us.

To the extent that the SEC or its staff provide new specific guidance the exemptions under Section 3(c)(5)(C) or 3(c)(6) of the Investment Company Act, we may be required to adjust our strategy accordingly. Any additional guidance from the SEC or its staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the strategies we have chosen.

We will monitor our holdings to ensure ongoing compliance with the applicable tests, but there can be no assurance that we and our subsidiaries will be able to maintain our exemptions from the definition of an investment company. If it were established that we or our subsidiaries were inadvertently operating as an unregistered investment company, there would be a risk of substantial adverse consequences. In such a scenario we would be potentially subject to monetary penalties and injunctive relief in an action brought by the SEC. Additionally, we would potentially be unable to enforce contracts with third parties and third parties could potentially seek to obtain rescission of transactions undertaken during the period it was established that we were an unregistered investment company.

If we were required to register as an investment company ~~but failed to do so~~ under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use borrowings or corporate leverage, which would have an adverse impact on our investment returns), management, operations, transactions with affiliated persons (as defined in the Investment Company Act) and portfolio composition, including disclosure requirements and restrictions with respect to diversification and industry concentration~~,~~ and other matters. Compliance with the Investment Company Act would, accordingly, limit our ability to make certain investments and require us to significantly restructure our business plan, which could materially adversely affect our ~~NAV and our~~ ability to pay distributions to our shareholders.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission	- 5 -	December 11, 2023

* * * * * * *

Please do not hesitate to call me at (202) 636-5924, Benjamin Wells at (212) 455-2516, or Ryan Bekkerus at (212) 455-2293 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Daniel B. Honeycutt
Daniel B. Honeycutt

cc:	U.S. Securities and Exchange Commission
Brigitte Lippmann
Frank Knapp
Kristina Marrone

Starwood Credit Real Estate Income Trust
Dennis G. Schuh, Trustee, Chief Executive Officer and President